UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No......... )*

                          Command Security Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    20050L100
                    -----------------------------------------
                                 (CUSIP Number)

        Norman H. Pessin, 605 Third Ave., 19th Floor, New York, NY 10158

                               (tel: 212-476-5654)
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                    10/26/00
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

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                                Page 1 of 5 Pages

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the putpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                Page 2 of 5 Pages

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1)    Names of Reporting Persons, S.S or I.R.S. Identification Nos of Above
      Persons:

      Norman H. Pessin
      SEP IRA F/B/O Norman H. Pessin

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)  N/A
             (b)

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3)    SEC Use Only

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4)    Source of Funds (See Instructions)

                              PF

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5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      of 2(e)

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6)       Citizenship or Place of Organization:  USA+


                        --------------------------------------------------------
Number of Shares        7)    Sole Voting Power:  354,500
Beneficially owned by                             354,500
each Reporting Person   --------------------------------------------------------
with                    8)    Shared Voting Power: ________


                        --------------------------------------------------------
                        9)    Sole Dispositive Power:  354,500
                                                       354,500

                        --------------------------------------------------------
                        10)   Shared Dispositive Power:  __________


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11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      54,500

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12)   Check if the Aggregate Amount in Row (11) Excludes certain shares:  N/A

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13)   Percent of Class Represented by Amount in Row (11):  5.638%

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14)   Type of Reporting Person (See Instructions):             IN

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                                Page 3 of 5 Pages

ITEM 1:  IDENTITY AND BACKROUND

(a)   Norman H. Pessin
(b)   Norman H. Pessin, 605 Third Ave., 19th Floor, New York, NY  10158
(c)   Retired
(d)   None
(e)   None
(f)   USA

ITEM 3:  SOURCE AND AMOUNT OF FUNDS

      A total of 294,500 shares were purchased with $259,321 of personal funds by Mr. Pessin. A total of 60,000 shares were purchased for $43,438 with funds in the SEP IRA Account F/B/O Norman H. Pessin.

ITEM 4:  PURPOSE OF TRANSACTION

      The shares were purchased for investment. The filer reserves the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

      Norman H. Pessin personally owns 294,500 shares of the Issuer's Common Stock, constituting 4.68% thereof.

      (a) The SEP IRA Account beneficially owns 60,000 or .00954% of the outstanding shares of Common Stock of the issuer.

      (b) Norman H. Pessin has sole power of disposition over 294,500 shares and sole power to vote the 294,500 shares. The SEP IRA Account has sole power of disposition over the 60,000 shares and sole power to vote the 60,000 shares.

      (c) Norman H. Pessin purchased the 294,500 shares from October 17, 1997 through August 22, 2000 at various prices. The SEP IRA Account F/B/O Norman H. Pessin purchased the 60,000 shares on August 4, 2000, August 29, 2000, September 28, 2000, October 17, 2000, October 20, 2000, and October 26, 2000 for a total purchase price of $43,438.

(d)   Not Applicable

(e)   Not Applicable


                                Page 4 of 5 Pages

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      N/A

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Signature:  /s/ Norman H. Pessin
          ----------------------
          Norman H. Pessin

SEP IRA ACCOUNT F/B/O NORMAN H. PESSIN


By:  /s/ Norman H. Pessin
     --------------------
     Norman H. Pessin

December  , 2000


Norman H. Pessin

/s/ Norman H. Pessin
--------------------
Name/Title


                                Page 5 of 5 Pages